Exhibit 99.1

Safe-T Reports Second Quarter and First Half of 2018 Financial Results

Herzliya, Israel, August 30, 2018 – Safe-T Group Ltd. (NASDAQ, TASE: SFET), today announced financial results for the second quarter and six-month period ended June 30, 2018.

Safe-T announced continuing progress and achievements in the second quarter of 2018, including 284% growth in customer bookings year-over-year, totaling $569,000 (including contingent bookings of $382,000, which are contingent on the completion of a successful proof of concept of the Company’s products by the customers or on other commercial terms), compared to $148,000 in the second quarter of 2017 (with no contingent bookings).

Customer bookings are an important sales metric which represent how much (in both value and deal count) was booked by our sales team. It can take between one to four quarters for these bookings to become recognized revenues with the maintenance portion being recognized over a period of up to five years.

The company reported revenues of $297,000 for the second quarter of 2018, representing a 39% increase over the same quarter of 2017 in the amount of $213,000. The Company ended the quarter with $1,995,000 in cash, while the total loss for the second quarter was $2,308,000. The cash balance doesn’t include the proceeds of the underwritten public offering in the gross amount of $7,335,000 that closed on August 21, 2018.

“This is our first quarter reporting as a Nasdaq-traded company. We expect that our listing on the Nasdaq and capital raise of $7.3 million will serve as a platform for future growth, and be important factors in expediting our expansion in the U.S market,” said Chief Executive Officer, Shachar Daniel. “Our solution’s ‘Zero Trust’ approach is unique and unparalleled, with patented technology approved by the U.S. Patent and Trademark Office.”

Mr. Daniel continued, “The recent deployment of our Software-Defined Access Product by the Indiana Office of Technology indicates that the advantages of our software are being recognized by institutions with rigorous security requirements. We believe this will lead to continued expansion in government entities as well as the private sector.”

He added, “At Safe-T, we are constantly looking for ways to enhance our solutions, and we pride ourselves on innovation. Last month we completed the acquisition of intellectual property of CyKick Labs, Ltd.; most notably, its proprietary technology, Telepath. By integrating Telepath's machine learning capabilities with our Software-Defined Access platform, we are enabling organizations to implement a 360-degree approach to data security.”

Second Quarter 2018 Financial Results

●	Total bookings for the second quarter of 2018 were $569,000 (including contingent bookings of $382,000), compared to $148,000 in the second quarter of 2017 (with no contingent bookings).

●	Backlog order as of June 30, 2018 was $760,000, compared to backlog order of $186,000 as of June 30, 2017. All above mentioned figures include contingent bookings.

●	Total revenues for the second quarter of 2018 were $297,000, compared to $213,000 in the second quarter of 2017. The increase was attributed to increased sales in the Middle East and North America regions.

●	Cost of revenues for the second quarter of 2018 was $206,000, compared to $144,000 in the second quarter of 2017. The increase is mainly due to an increase in the Support and Professional services team, which resulted in higher salary and related expenses.
●	Research and development (R&D) expenses for the second quarter of 2018 were $547,000, compared to $342,000 in the second quarter of 2017. The increase was mainly attributed to expansion of the R&D team and the resulting increase in salary and related expenses in order to support the innovation and technological advantages of the Company’s solution.

●	Sales and marketing expenses for the second quarter of 2018 were $1,556,000, compared to $834,000 in the second quarter of 2017. The increase was mainly attributed to payroll and related expenses as well as increased marketing expenses.

●	General and administrative (G&A) expenses for the second quarter of 2018 were $443,000, compared to $599,000 in the second quarter of 2017. The decrease was mainly attributed to lower share-based compensation.

●	As a result, IFRS net loss for the second quarter of 2018 was $2,308,000, or $0.10 per ordinary share, compared to $1,070,000, or $0.06 per ordinary share, in the second quarter of 2017.

●	Non-IFRS net loss for the second quarter of 2018 was $2,312,000, or $0.10 per ordinary share, compared to $1,116,000, or $0.06 per ordinary share, in the second quarter of 2017. Non-IFRS results exclude the effect of stock-based compensation expenses and derivative warrant and anti-dilution liability.

Six Months Ended June 30, 2018 Financial Results

●	Total revenues for the six months ended June 30, 2018 were $755,000, compared to $532,000 in the six months ended June 30, 2017. The increase was attributed to increased sales in the APAC, Middle East, and North America.

●	Bookings for the six-month period ended June 30, 2018 were $1,191,000 (including contingent bookings of $473,000(, compared to bookings of $586,000 for the six-month period ended June 30, 2017 (including contingent bookings of $55,000(.

●	Cost of revenues for the six months ended June 30, 2018 were $429,000, compared to $283,000 in the first six months of 2017. The increase is mainly due to an increase in the Support and Professional services team, which resulted in higher salary and related expenses.

●	R&D expenses for the six months ended June 30, 2018 were $1,034,000, compared to $647,000 in the six months ended June 30, 2017. The increase resulted primarily from an increase in salary and related expenses.

●	Sales and Marketing expenses for the six months ended June 30, 2018 were $3,149,000, compared to $1,492,000 in the six months ended June 30, 2017. The increase is attributed to higher salary and related expenses, professional services and marketing expenses.

●	G&A expenses for the six months ended June 30, 2018 were $927,000, compared to $1,074,000 in the six months ended June 30, 2017. The decrease was mainly attributed to lower share-based compensation.

●	IFRS net loss for the six months ended June 30, 2018 was $3,912,000, or $0.18 per ordinary share, compared to $2,546,000, or $0.15 per ordinary share, in the six months ended June 30, 2017. Non-IFRS net loss for the six months ended June 30, 2018 was $4,399,000, or $0.20 per ordinary share, compared to $2,050,000, or $0.12 per ordinary share, in the six months ended June 30, 2017.

The following table shows the reconciled effect of the non-cash expenses/income on our net loss for the six and three months ended June 30, 2018 and June 30, 2017, and for the year ended December 31, 2017:

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2018	2017	2017	2018	2017

Net loss for the period	2,546	3,912	1,070	2,308	5,313
Amortization of intangible assets	125	125	63	63	251
Share based compensation	534	303	303	106	1,318
Finance liabilities at fair value	(251)	(915)	(500)	(168)	(1,981)
Total adjustment	408	(487)	(134)	1	(412)
Non-IFRS net loss	2,138	4,399	1,204	2,307	5,725

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Balance Sheet Highlights

●	Cash and cash equivalents totaled $1,995,000 as of June 30, 2018, compared to $3,514,000 on December 31, 2017. The decrease compared to December 31, 2017 mainly reflects the outflow of cash from operating activities greater than the equity raised during such six-month period. The cash balance doesn’t include the proceeds of the public offering in the gross amount of $7,335,000 that closed on August 21, 2018.

●	Shareholders’ equity totaled $1,893,000 as of June 30, 2018, compared to $3,141,000 as of December 31, 2017.

Use of Non- IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, the Company’s earnings release contains non-IFRS financial measures of net loss for the period that excludes the effect of share-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant and anti-dilution liability, The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses that it expects the listing on the Nasdaq and capital raise to serve as a platform for future growth, and be important factors in expediting expansion in the U.S. market, and that the advantages of its technology being recognized by highly secured institutions will lead to continued expansion in government entities as well as the private sector. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC 917-607-8654 msegal@ms-ir.com

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Consolidated Statements of Financial Position

(In thousands of USD)

	June 30,		December 31,
	2017	2018	2017
	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	6,913	1,995	3,514
Restricted deposits	49	93	93
Trade receivables	*324	779	644
Other receivables	150	147	**163
Total current assets	7,436	3,014	4,414

Restricted deposits	14	--	--
Property plant and equipment, net	91	167	165
Deferred issuance expenses	-	206	**61
Goodwill	523	523	523
Intangible assets	891	640	764
Total non-current assets	1,519	1,536	1,513
Total assets	8,955	4,550	5,927

Liabilities
Short-term loan from related party	69	--	--
Trade payables	27	194	178
Other payables	632	905	877
Contract liability	*366	727	424
Liability in respect of the Israeli Innovation Authority	105	71	92
Total current liabilities	1,199	1,897	1,571

Contract liability	*112	269	286
Liability in respect of anti-dilution feature	167	468	692
Derivatives financial instruments – warrants	2,334	23	237
Total non-current liabilities	2,613	760	1,215
Total liabilities	3,812	2,657	2,786

Equity
Share capital	--	--	--
Share premium	27,981	31,585	28,494
Other capital reserve	12,331	12,156	12,583
Accumulated loss	(35,169)	(41,848)	(37,936)
Total equity	5,143	1,893	3,141
Total liabilities and equity	8,955	4,550	5,927

*	Early application of IFRS 15
**	Reclassified

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Consolidated Statements of Other Comprehensive Loss

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the Year Ended December 31,
	2017	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	*532	755	*213	297	1,096

Cost of revenues	283	429	144	206	583

Total cost of revenues	283	429	144	206	583

Gross profit	249	326	69	91	513

Research and development expenses, net	647	1,034	342	547	1,608

Sales and marketing expenses	1,492	3,149	834	1,556	4,051

General and administrative expenses	1,074	927	599	443	2,151

Operating loss	(2,964)	(4,784)	(1,706)	(2,455)	(7,297)

Finance income	1,121	957	998	214	2,959

Finance expense	(703)	(85)	(362)	(67)	(975)

Finance income, net	418	872	636	147	1,984

Total comprehensive loss	(2,546)	(3,912)	(1,070)	(2,308)	(5,313)

Basic and diluted loss per share	(0.15)	(0.18)	(0.06)	(0.10)	(0.29)

*	Early application of IFRS 15

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Consolidated Statements of Changes in Equity

(In thousands of USD)

	Share capital*	Share premium	Other capital reserve	Accumulated loss	Total equity

For the six months ended June 30, 2018:
Balance as of December 31, 2017 (Audited)	--	28,494	12,583	(37,936)	3,141
Issuance of ordinary shares, net	--	2,234	--	--	2,234
Exercise of options	--	791	(689)	--	102
Forfeiture of options	--	66	(66)	--	--
Share-based payments	--	--	328	--	328
Net comprehensive loss for the period	--	--	--	(3,912)	(3,912)

Balance as of June 30, 2018 (unaudited)	--	31,585	12,156	(41,848)	1,893

For the three months ended June 30, 2018:
Balance as of March 31, 2018 (Unaudited)	--	29,240	12,117	(39,540)	1,817
Issuance of ordinary shares, net	--	2,234	--	--	2,234
Exercise of options	--	64	(46)	--	18
Forfeiture of options	--	47	(47)	--	--
Share-based payments	--	--	132	--	132
Net comprehensive loss for the period	--	--	--	(2,308)	(2,308)

Balance as of June 30, 2018 (Unaudited)	--	31,585	12,156	(41,848)	1,893

*	Represents an amount of less than $1 thousand.

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